Yukon-Nevada Gold Corp. Raises $59,328,000 by Exercise of Warrants and
Private Placement

Vancouver, BC – May 24, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG; Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce an update on its financing activities. All amounts are in Canadian funds except where noted.

Exercise of Share Purchase Warrants

Further to the Company’s news release of March 10, 2011 wherein the Company advised that shareholders approved a resolution to reduce, for a limited time, the exercise prices of the Company’s unlisted share purchase warrants, the 30 day period for the reduction concluded on April 13, 2011 with 59,054,083 warrants exercised during the said 30 day period, for gross proceeds $12,490,381.

Subsequent to the expiry of the deadline for the discounted exercise price, Orifer S.A., a major shareholder, assisted the Company by agreeing to transfer its current warrant holdings for nominal consideration to a number of institutional investors including Deutsche Bank AG, London Branch, (“Deutsche Bank”). The Orifer warrants entitle the holders to purchase up to 140,400,000 shares of the Company at the price of $0.32 per share at any time up to January 12, 2012. Orifer agreed to transfer the warrants to Deutsche Bank and the other institutions, subject to documentation and final agreement and any other regulatory approvals required by applicable securities laws, on the condition that the warrants are exercised immediately. Deutsche Bank has agreed to exercise 80,000,000 warrants for gross proceeds of $25,600,000. Other institutional investors have agreed to exercise an additional 60,400,000 warrants for gross proceeds of $19,328,000.

Private Placement

The Company is also pleased to announce that the Company has negotiated a $14,400,000 private placement to sell to Deutsche Bank 33,488,372 units at a price of $0.43 per unit. Each unit consists of one common share in the capital stock of the Company (the “Shares”) and one warrant (the “Warrants”). Each Warrant will have a 24 month term and is exercisable for one Share at an exercise price of $0.55. The Warrants are subject to accelerated expiry, at the option of the Company, in the event that the ten-day volume weighted average trading price of the Company’s shares equals or exceeds $0.90 per share for ten consecutive trading days. There is no finder’s fee or commission payable on the private placement. In accordance with securities legislation currently in effect, the Shares, the Warrants and the Shares underlying the Warrants, will be subject to a “hold period” of four months plus one day from the date of closing of the private placement. The completion of the private placement remains subject to documentation and final agreement, TSX approval and any other regulatory approvals required by applicable securities laws.

Use of Proceeds

The exercise of share purchase warrants and the closing of the private placement will provide the Company with gross proceeds of $59,328,000, which will be spent on capital expenditures to up-grade the Jerritt Canyon Gold Project in Nevada.

Additional Finance Facilities

In addition to the above investment by Deutsche Bank, the Company has received an indicative non-binding term sheet from Deutsche Bank for a Gold Forward sale under which the Company would sell forward a portion of its production to raise up to an additional USD120,000,000. The terms of this facility are presently being discussed and the Company will advise the market further if this transaction is concluded.

Primary use of these proceeds should the proposed transaction close will be towards (but not limited to):

  Construction of new lined tailings storage facility as well as a secondary water storage facility to be completed before winter 2011/12;
  Upgrade to Digital Control Facility Monitoring System to improve plant operating efficiencies by replacing the current pneumatic system;
  Installation of additional quench tank and related items during the 2-week scheduled annual maintenance shutdown periods in June and September 2011;
  Complete winterization of the plant including construction and installation of new ore drying equipment that would be protected from climatic extremes;
  Completion of remaining environmental obligations as outlined in the Consent Decree with the Nevada Division of Environmental Protection to keep our current compliance in good standing;
  Complete the purchase of underground equipment necessary to commence operations at the SSX/Steer underground gold mine and continue development of the Starvation Canyon mine;
  Investing $12M in further exploration; and
  To fully stock and equip the Jerritt Canyon Warehouse with spare parts for mill maintenance and repairs to minimize future down time.

The above new capital will allow the Company to complete its 2011/12 capital expenditure and upgrade program which will facilitate increased mill availability and achievement of its production milestones, the first of which will be gold production at the annual rate of 150,000 ounces of gold per annum by end of calendar 2011.

In addition to the mill upgrade program, the capital works program provides for new underground equipment to allow the re-opening and operation of the SSX-Steer underground gold mine. This will ramp up to produce an initial 1,200 tons of ore to the mill per day, in addition to the existing Smith Mine which has met its budgeted 1,000 tons per day since reopening. The Company’s own mines will then deliver approximately 2,200 tons of ore a day at an average grade of 0.22 ounces per ton. Ore from Company owned stock piles and ore purchased from Newmont will more than supplement the required feed to the upgraded facility to run at 4,000 tons per day.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target.

Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

Axino AG
Wolfgang Seybold
President and CEO
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.